Amendment for Major Resolution from Board Meeting on 2010/08/25

1.Date of occurrence of the event:2010/08/25
2.Company name:United Microelectronics Corp.
3.Relationship to the Company (please enter “head office” or “affiliate company”):Head office
4.Reciprocal shareholding ratios:N/A
5.Cause of occurrence: The company today held a Board Meeting and major resolution is: (1)To approve the additional capex for 2010 capex plan, the total annual amount will be adjusted to US$1.819bn on cash-out basis. The capex budget will be mostly for leading-edge capacity, which will satisfy customers’ needs on leading-edge technology and capacity. The actual capex amount might be adjusted based on market conditions.
6.Countermeasures: None
7.Any other matters that need to be specified: None